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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)


                             ValueVision Media, Inc.
                                (Name of Issuer)
                     Common Stock, $0.01 par value per share
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                         (Title of class of securities)

                                   92047K-10-7
                                 (CUSIP Number)

            John W. Campo, Jr., Managing Director and General Counsel
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                       GE Capital Equity Investments, Inc.
                               120 Long Ridge Road
                           Stamford, Connecticut 06927
                                 (203) 357-4011
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  June 26, 2006
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].







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




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CUSIP No. 92047K-10-7                13D                                  Page 2
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 1  NAME OF REPORTING PERSONS                GE Capital Equity Investments, Inc.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):        06-1468495
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 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a) [_]
                                                                         (b) [x]
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 3  SEC USE ONLY

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 4  SOURCE OF FUNDS:        WC

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 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e):                                                      [_]
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 6  CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

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                    7  SOLE VOTING POWER:               5,339,500  (see Item 5)
   NUMBER OF
    SHARES         -------------------------------------------------------------
BBENEFICIALLY       8  SHARED VOTING POWER:             0  (see Item 5)
   OWNED BY
     EACH          -------------------------------------------------------------
   REPORTING        9  SOLE DISPOSITIVE POWER:          5,339,500  (see Item 5)
 PERSON WITH
                   -------------------------------------------------------------
                    10 SHARED DISPOSITIVE POWER:        0  (see Item 5)
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
    PERSON:                                               5,339,500 (see Item 5)

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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:   [_]

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.5% (see Item 5)

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14  TYPE OF REPORTING PERSON:                CO

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    SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                       2

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CUSIP No. 92047K-10-7                13D                                  Page 3
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 1  NAME OF REPORTING PERSONS                NBC Universal, Inc.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):       14-1682529
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 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a) [_]
                                                                         (b) [x]
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 3  SEC USE ONLY

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 4  SOURCE OF FUNDS:        Not applicable

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 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e):                                                      [_]
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 6  CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware
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      NUMBER OF    7  SOLE VOTING POWER:             12,818,034  (see Item 5)
        SHARES
                   -------------------------------------------------------------
     BENEFICIALLY  8  SHARED VOTING POWER:           0  (see Item 5)
       OWNED BY
                   -------------------------------------------------------------
         EACH      9  SOLE DISPOSITIVE POWER:        12,818,034 (see Item 5)
      REPORTING
                   -------------------------------------------------------------
     PERSON WITH   10 SHARED DISPOSITIVE POWER:      0  (see Item 5)

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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                        12,818,034  (see Item 5)

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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:    [_]

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 29.3%  (see Item 5)

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14 TYPE OF REPORTING PERSON:                CO

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    SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                       3

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CUSIP No. 92047K-10-7                13D                                  Page 4
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  1  NAME OF REPORTING PERSON:              General Electric Capital Corporation
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):     13-1500700
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  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                   (a) [_]
                                                                         (b) [x]
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  3  SEC USE ONLY

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  4  SOURCE OF FUNDS:        Not applicable

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  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e):                                                      [_]
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  6  CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

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  NUMBER OF   7  SOLE VOTING POWER:         5,339,500  (see Item 5)
    SHARES
              ------------------------------------------------------------------
 BENEFICIALLY 8  SHARED VOTING POWER:       0  (see Item 5)
   OWNED BY
              ------------------------------------------------------------------
     EACH     9  SOLE DISPOSITIVE POWER:    5,339,500  (see Item 5)
  REPORTING
              ------------------------------------------------------------------
 PERSON WITH  10 SHARED DISPOSITIVE POWER:  0  (see Item 5)

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 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                        5,339,500 (see Item 5)
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 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:  [_]

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 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.5%  (see Item 5)

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 14  TYPE OF REPORTING PERSON:                CO

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     SEE INSTRUCTIONS BEFORE FILLING OUT!

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



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CUSIP No. 92047K-10-7                13D                                  Page 5
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 1   NAME OF REPORTING PERSON:           General Electric Capital Services, Inc.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):     06-1109503
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 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                   (a) [_]
                                                                         (b) [x]
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 3   SEC USE ONLY

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 4   SOURCE OF FUNDS:        Not applicable

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 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e):                                                      [_]
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 6   CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

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 NUMBER OF    7  SOLE VOTING POWER:            Disclaimed (see 11 below)
   SHARES
              ------------------------------------------------------------------
BENEFICIALLY  8  SHARED VOTING POWER:          0
  OWNED BY
              ------------------------------------------------------------------
    EACH      9  SOLE DISPOSITIVE POWER:       Disclaimed (see 11 below)
 REPORTING
              ------------------------------------------------------------------
PERSON WITH   10 SHARED DISPOSITIVE POWER:     0

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
     Beneficial ownership of all shares disclaimed by General Electric Capital Services, Inc.
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:  [_]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     Not applicable (see 11 above)

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14   TYPE OF REPORTING PERSON:                CO

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    SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                       5

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CUSIP No. 92047K-10-7                13D                                  Page 6
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 1  NAME OF REPORTING PERSON:                         General Electric Company
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):     14-0689340
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 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a) [_]
                                                                         (b) [x]
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 3  SEC USE ONLY

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 4  SOURCE OF FUNDS:        Not applicable

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 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e):                                                       [x]
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 6  CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

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 NUMBER OF     7   SOLE VOTING POWER:                Disclaimed (see 11 below)
   SHARES
              ------------------------------------------------------------------
BENEFICIALLY   8   SHARED VOTING POWER:              0
  OWNED BY
              ------------------------------------------------------------------
    EACH       9   SOLE DISPOSITIVE POWER:           Disclaimed (see 11 below)
 REPORTING
              ------------------------------------------------------------------
PERSON WITH    10  SHARED DISPOSITIVE POWER:         0

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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
    Beneficial ownership of all shares disclaimed by General Electric Company

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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:   [_]

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                                Not applicable (see 11 above)

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14  TYPE OF REPORTING PERSON:                CO

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    SEE INSTRUCTIONS BEFORE FILLING OUT!

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

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CUSIP No. 92047K-10-7                13D                                  Page 7
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  1  NAME OF REPORTING PERSON:      National Broadcasting Company Holdings, Inc.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  13-3448662
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  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                   (a) [_]
                                                                         (b) [x]
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  3  SEC USE ONLY

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  4  SOURCE OF FUNDS:        Not applicable

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  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [_]
     PURSUANT TO ITEM 2(d) OR 2(e):
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  6  CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

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  NUMBER OF      7  SOLE VOTING POWER:                 Disclaimed (see 11 below)
   SHARES
                ----------------------------------------------------------------
BENEFICIALLY     8  SHARED VOTING POWER:               0
  OWNED BY
                ----------------------------------------------------------------
    EACH         9  SOLE DISPOSITIVE POWER:            Disclaimed (see 11 below)
  REPORTING
                ----------------------------------------------------------------
 PERSON WITH    10  SHARED DISPOSITIVE POWER:          0

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 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
     Beneficial ownership of all shares disclaimed by National Broadcasting Company Holdings, Inc.
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 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:   [_]

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 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                                Not applicable (see 11 above)
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 14 TYPE OF REPORTING PERSON:                CO

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     SEE INSTRUCTIONS BEFORE FILLING OUT!


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





           This Amendment No. 11 amends the Schedule 13D filed April 26, 1999, as amended (the "Schedule 13D"), and is filed by GE Capital Equity Investments, Inc. ("GECEI"), NBC Universal, Inc. (formerly known as National Broadcasting Company, Inc.) ("NBC"), General Electric Capital Corporation ("GE Capital"), General Electric Capital Services, Inc. ("GECS"), General Electric Company ("GE"), and National Broadcasting Company Holding, Inc. ("NBC Holding") (each a "Reporting Person" and collectively the "Reporting Persons"), with respect to the common stock, $0.01 par value per share (the "Common Stock"), of ValueVision Media, Inc. (the "Company"). Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

           (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 11 are incorporated herein by reference. As of June 27, 2006, (X) GECEI and GE Capital (by virtue of its ownership of all of the common stock of GECEI) had sole beneficial ownership of an aggregate of 5,339,500 shares of Common Stock issuable upon the conversion of 5,339,500 shares of outstanding Preferred Stock and (Y) NBC had sole beneficial ownership of an aggregate of 12,818,034 shares of Common Stock composed of: (i) 6,452,194 shares of outstanding Common Stock; (ii) 6,000,000 shares of Common Stock issuable upon exercise of Branding Warrants; (iii) 343,725 shares of Common Stock issuable upon exercise of First Performance Distributor Warrants; and (iv) 22,115 shares of Common Stock issuable upon exercise of the New Performance Warrant (which excludes 14,743 shares subject to the New Performance Warrant that are not exercisable within 60 days).

           Accordingly, as of June 27, 2006, GECEI and GE Capital (by virtue of its ownership of all of the common stock of GECEI) beneficially owned in the aggregate 5,339,500 shares of Common Stock, and NBC beneficially owned in the aggregate 12,818,034 shares of Common Stock, representing approximately 12.5% and 29.3%, respectively, of the shares of Common stock outstanding determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act (based on the number of shares outstanding as of June 12, 2006, as reported in the Company's Form 10-Q for the quarterly period ended May 6, 2006 and filed June 15, 2006 (37,415,718 shares), plus the shares issuable to the relevant Reporting Person upon conversion and/or exercise of the preferred stock and/or warrants described above). GECEI, GE Capital (by virtue of its ownership of all of the common stock of GECEI) and NBC beneficially owned in the aggregate 18,157,134 shares of Common Stock, representing approximately 37.0% of the shares of Common stock outstanding, determined as described above.

           Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any shares of Common Stock.

           (b) The responses of the Reporting Persons to (i) Rows (7) through
(10) of the cover pages of this Amendment No. 11 and (ii) Item 5(a) hereof are incorporated herein by reference. NBC and GECEI, as a consequence of being affiliated, may from time to time consult with each other regarding the securities of the Company.



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

           Except as disclosed in this Item 5(b), none of the Reporting Persons, nor to the best of their knowledge, any of their directors or executive officers, presently has the power to vote or direct the vote or to dispose or direct the disposition of any of the shares of Common Stock which they may be deemed to beneficially own.

           (c) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has effected any transaction in the Common Stock during the past 60 days except as described in
Item 6 to this Amendment No. 11.

           (d) Not applicable.

           (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

           Pursuant to a purchase agreement dated June 26, 2006, NBC (through a wholly-owned subsidiary) sold 1,206,258 shares of Preferred Stock to its affiliate, GECEI, for an aggregate cash consideration of $15,388,040. A copy of the purchase agreement is attached as Exhibit 27 hereto and incorporated herein by reference.


Item 7.   Materials to be Filed as Exhibits.

Exhibit 27 Purchase Agreement, dated as of June 26, 2006, between NBC--VVTV Holding, Inc. and GE Capital Equity Investments, Inc.

Exhibit 28    Power of Attorney (General Electric Capital Services, Inc.).

Exhibit 29    Power of Attorney (General Electric Company).

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 28, 2006

                                      GE CAPITAL EQUITY INVESTMENTS, INC.

                                      By:  /s/ John W. Campo, Jr.
                                         ------------------------------------
                                          Name:  John W. Campo, Jr.
                                          Title:    Managing Director

                                      NBC UNIVERSAL, INC.

                                      By:  /s/ Elizabeth A. Newell
                                         ------------------------------------
                                          Name:  Elizabeth A. Newell
                                          Title: Assistant Secretary

                                      GENERAL ELECTRIC CAPITAL CORPORATION

                                      By:  /s/ John W. Campo, Jr.
                                         ------------------------------------
                                          Name:  John W. Campo, Jr.
                                          Title: Assistant Secretary

                                      GENERAL ELECTRIC CAPITAL SERVICES, INC.

                                      By:  /s/ John W. Campo, Jr.
                                         ------------------------------------
                                          Name:  John W. Campo, Jr.
                                          Title:   Attorney-in-fact*

                                      GENERAL ELECTRIC COMPANY

                                      By:  /s/ John W. Campo, Jr.
                                         ------------------------------------
                                          Name:  John W. Campo, Jr.
                                          Title:   Attorney-in-fact*

                                      NATIONAL BROADCASTING COMPANY
                                        HOLDING, INC.

                                      By:  /s/ Elizabeth A. Newell
                                         ------------------------------------
                                          Name:  Elizabeth A. Newell
                                          Title: Assistant Secretary


*Power of Attorney filed as an exhibit to this Amendment No. 11 to Schedule 13D.

                                  EXHIBIT INDEX


Exhibit 27 Purchase Agreement, dated as of June 26, 2006, between NBC--VVTV Holding, Inc. and GE Capital Equity Investments, Inc.

Exhibit 28       Power of Attorney (General Electric Capital Services, Inc.).

Exhibit 29       Power of Attorney (General Electric Company).







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